UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 14, 2023

Digital Transformation Opportunities Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-40177	85-3984427
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

10250 Constellation Blvd, Suite 23126 Los Angeles, CA	90067
(Address of principal executive offices)	(Zip Code)

(360) 949-1111

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-fourth of one redeemable warrant	DTOCU	The Nasdaq Stock Market LLC
Shares of Class A common stock, included as part of the units	DTOC	The Nasdaq Stock Market LLC
Redeemable warrants included as part of the units, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	DTOCW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

As previously disclosed, on October 5, 2022, Digital Transformation Opportunities Corp., a Delaware corporation (“DTOC”), entered into a Business Combination Agreement, which was subsequently amended and restated on January 6, 2023 and April 27, 2023 (the “Business Combination Agreement”), with American Oncology Network, LLC, a Delaware limited liability company (“AON”) pursuant to which the combined company will be organized in an umbrella partnership C corporation structure, in which substantially all of the assets and the business of the combined company will be held by AON (the “Business Combination”). Upon the consummation of the Business Combination, the members of AON will include DTOC and current common unitholders of AON, and DTOC will be renamed American Oncology Network, Inc. (the “New AON”).

On June 14, 2023, DTOC, AON, GEF AON Holdings Corp., a Delaware corporation (the “AON Class C Preferred Investor”), and DTOC Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of DTOC (“Merger Sub”) amended and restated the Business Combination Agreement (as amended, the “Third Amended and Restated Business Combination Agreement”) to provide, among other things, that (a) on the Closing Date, New AON will file a certificate of designations of the Series A preferred stock, par value $0.0001 per share (the “New AON Series Preferred Stock”) providing for the voting power, preferences and other rights of the New AON Series Preferred Stock, (b) the existing AON Class C preferred units held by the AON Class C Preferred Investor will be reclassified into a number of new AON Series A preferred units pursuant to the exchange ratio terms set forth in the Third Amended and Restated Business Combination Agreement, (c) Merger Sub will merge with and into the AON Class C Preferred Investor whereby the separate existence of Merger Sub will cease and New AON will issue a number of shares of New AON Series A Preferred Stock equal to the number of AON Series A preferred units held by the AON Class C Preferred Investor to AEA Growth Management LP, the parent of AON Class C Preferred Investor (“AEA Growth”) in exchange for all the shares of common stock held by AEA Growth in the AON Class C Preferred Investor (the “First Merger”), and (d) promptly after the First Merger, the AON Class C Preferred Investor will merge with and into New AON whereby the separate existence of the AON Class C Preferred Investor will cease and New AON will hold all the AON Series A preferred units. Prior to the Third Amended and Restated Business Combination Agreement, the AON Class C Preferred Investor entered into a unit purchase agreement, pursuant to which the AON Class C Preferred Investor purchased Class C preferred units in AON for an aggregate purchase price of approximately $65 million (the “Class C Investment”). As a result of the Class C Investment, the Third Amended and Restated Business Agreement was also amended to remove the PIPE financing and the minimum cash requirement that was previously a condition to the closing of the Business Combination.

The foregoing description of the Third Amended and Restated Business Combination Agreement and the transactions contemplated thereby does not purport to be complete and is subject to and qualified in its entirety by reference to the Third Amended and Restated Business Combination Agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 2.1.

Additional Information about the Proposed Business Combination and Where to Find It

In connection with the proposed Business Combination, DTOC has filed with the SEC the Registration Statement. Promptly after the Registration Statement is declared effective, the proxy statement will be mailed to DTOC stockholders as of a record date to be established for voting on the Business Combination. DTOC STOCKHOLDERS, AON UNITHOLDERS AND OTHER INTERESTED PERSONS ARE ADVISED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION, AS THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT DTOC, AON AND THE PROPOSED BUSINESS COMBINATION. This Current Report on Form 8-K does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. When available, the proxy statement and other relevant materials for the proposed Business Combination will be mailed to stockholders of DTOC as of a record date to be established for voting on the proposed Business Combination. Investors and security holders will be able to obtain free copies of documents filed by DTOC with the SEC, through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

DTOC and its directors and executive officers may be deemed participants in the solicitation of proxies from DTOC’s stockholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in DTOC is contained in DTOC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on March 31, 2023. These documents may be obtained free of charge from the SEC’s website. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed Business Combination.

AON and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of DTOC in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination can be found in the proxy statement/prospectus for the proposed Business Combination.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

Item 9.01	Financial Statements and Exhibits.

Exhibit No.	Description
2.1*	Third Amended and Restated Business Combination Agreement, dated as of June 14, 2023, by and between Digital Transformation Opportunities Corp., American Oncology Network, LLC, GEF AON Holdings Corp. and DTOC Merger Sub, Inc.

104	Cover Page Interactive Data File, formatted in Inline Extensible Business Reporting Language (iXBRL).

*       Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish copies of any of the omitted schedules and exhibits upon request by the SEC.

The exhibits to this Current Report on Form 8-K may contain hypertext links to information on our website or other parties’ websites. The information on our website and other parties’ websites is not incorporated by reference into this Current Report on Form 8-K and does not constitute a part of this Form 8-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 14, 2023

DIGITAL TRANSFORMATION OPPORTUNITIES CORP.

By:	/s/ Kyle Francis
Name:	Kyle Francis
Title:	Chief Financial Officer